Exhibit 21

Subsidiaries of Opower, Inc.

The following is a list of subsidiaries of Opower, Inc., omitting some subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Opower Devices, Inc.	Delaware
Opower International Holding, LLC	Delaware
Opower Japan Kabushiki Kaisha	Japan
OPOWER-SG PTE. LTD.	Singapore
OPOWER-UK Limited	United Kingdom
Opower Ukraine, LLC	Ukraine